HOLODIA
FITNESS.REINVENTED

Hey <<First Name>>,

Our Friends & Family phase is active for a while longer. Did you invest and take advantage of the benefits?

Since this crowdfunding round is value-capped, it may end before the countdown clock on the fundraising page is done. And we'd also love to thank the community for your support -

In the first 48 hours, we already got half of our goal amount!

You, too, can become a part of HOLOFIT!


HOLODIA'S
HOLOFIT VR FITNESS
Turns a Workout into a Vacation
-Club Solutions Magazine
Featured In
Forbes | MENS JOURNAL | The Guardian | VR FITNESS INSIDER | RollingStone
The Washington Post | THE WALL STREET JOURNAL.

We grew more than 10x since last year, we are backed by some of the leading global entertainment companies (NBC Universal and Comcast are some of our investors), and we are preparing to expand our market in partnership with the owners of TikTok.

And the VR market is finally ready for mass adoption and amazing growth.

👉 Meta Oculus is preparing a fitness-ready headset, and they bought Supernatural VR, the other leading VR fitness app, last year for $400 million.

👉 Apple is preparing to launch their own VR headset, and are predicting it will replace phone use by 2030.

👉 VR sales grew more than 250% in Q1 '22 alone!

If you are investing from the US, simply head to our pitch page and follow the steps.

If you're investing from outside the US, check out this brief international investor guide, and then head to our pitch page.

If you are planning to invest over $25k, please contact us directly at bojana@holodia.com to receive a special invitation link.

Invest today

Finally, we have received many questions about the WeFunder investor process, so we have prepared a Quick Investor Guide. Download it today and read up.

Of course, should any additional questions come up, feel free to send me an email.

Best,
Bojana from Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.